												Exhibit 7.1

Dividends per share	December 31,
	2016				2015				2014
	Preferred		Common		Preferred		Common		Preferred		Common

Actual dividends declared (in thousand of reais)		3,645,765		3,330,017		3,155,118		2,879,846		2,644,540		2,410,040
Weighted average number of shares outstanding		2,759,659,133		2,772,719,242		2,761,742,636		2,772,869,466		2,766,171,153		2,772,974,845
Dividends per share	R$	1.32	R$	1.20	R$	1.14	R$	1.04	R$	0.95	R$	0.87